Filed pursuant to Rule 433

November 6, 2023
Relating to

Preliminary Prospectus Supplement dated November 6, 2023

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-03

Duke Energy Florida, LLC

$600,000,000 First Mortgage Bonds, 5.875% Series due 2033
$700,000,000 First Mortgage Bonds, 6.200% Series due 2053

Pricing Term Sheet

Issuer:	Duke Energy Florida, LLC (the “Issuer”)
Trade Date:	November 6, 2023
Settlement Date:	November 9, 2023 (T + 3)
Ratings (Moody’s/S&P):*	A1/A (stable/stable)
Interest Payment Dates:	May 15 and November 15 of each year, beginning on May 15, 2024
Security Description:	First Mortgage Bonds, 5.875% Series due 2033 (the “2033 Bonds”)	First Mortgage Bonds, 6.200% Series due 2053 (the “2053 Bonds”)
Principal Amount:	$600,000,000	$700,000,000
Maturity Date:	November 15, 2033	November 15, 2053
Price to the Public:	99.819% per 2033 Bond, plus accrued interest, if any, from November 9, 2023	99.392% per 2053 Bond, plus accrued interest, if any, from November 9, 2023
Coupon:	5.875%	6.200%
Benchmark Treasury:	3.875 % due August 15, 2033	3.625 % due May 15, 2053
Benchmark Treasury Yield:	4.649%	4.825%
Spread to Benchmark Treasury:	+ 125 bps	+ 142 bps
Yield to Maturity:	5.899%	6.245%

Redemption Provisions/ Make-Whole Call:

Prior to August 15, 2033 (which is the date that is three months prior to the maturity date of the 2033 Bonds (the “2033 Par Call Date”)), the Issuer may redeem the 2033 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Bonds matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2033 Bonds being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2033 Par Call Date, the Issuer may redeem the 2033 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to May 15, 2053 (which is the date that is six months prior to the maturity date of the 2053 Bonds (the “2053 Par Call Date”)), the Issuer may redeem the 2053 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2053 Bonds matured on the 2053 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2053 Bonds being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2053 Par Call Date, the Issuer may redeem the 2053 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2053 Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26444H AQ4 / US26444HAQ48	26444H AR2 / US26444HAR21
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. BMO Capital Markets Corp.

Scotia Capital (USA) Inc. TD Securities (USA) LLC Truist Securities, Inc.
Co-Managers:

BNY Mellon Capital Markets, LLC

KeyBanc Capital Markets Inc.

Regions Securities LLC

Siebert Williams Shank & Co., LLC

Academy Securities, Inc.

CAVU Securities, LLC

Great Pacific Securities

Penserra Securities LLC

WR Securities, LLC

* Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146 (toll-free); Goldman Sachs & Co. LLC at (866) 471-2526 (toll-free); PNC Capital Markets LLC at (855) 881-0697 (toll-free); SMBC Nikko Securities America, Inc. at (888) 868-6856 (toll-free); or U.S. Bancorp Investments, Inc. at (877) 558-2607 (toll-free).

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